--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the

                        Securities Exchange Act of 1934

                           For the month of June 2001

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of registrant's name into English)

                             Else-Kroner Strasse 1
                               61346 Bad Homburg
                                    Germany
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F  [X]                  Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                  No  [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    EXHIBITS

Exhibit 99.1    Press release dated June 15, 2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

     DATE: June 19, 2001

                                     FRESENIUS MEDICAL CARE
                                     AKTIENGESELLSCHAFT

                                     By: /s/ DR. BEN LIPPS
                                     ----------------------------------------
                                     Name:  Dr. Ben Lipps
                                     Title: Chairman of the Management Board


                                     By: /s/ JOSEF DINGER
                                     ----------------------------------------
                                     Name:  Josef Dinger
                                     Title: Senior Vice President
                                            Controlling and Corporate Accounting

                                        2